Exhibit 99.1
ECARX Announces First Quarter 2025 Unaudited Financial Results

Shanghai, China, April 30, 2025 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended March 31, 2025.

“The strong momentum we built throughout 2024 continued to accelerate in the first quarter of 2025, as we further executed on our strategic vision and strengthened our position at the forefront of the automotive industry's transformation,” said Ziyu Shen, ECARX Chairman and CEO. “Our revenue grew 30% year-over-year while our operating loss narrowed by 30%, demonstrating our ability to drive significant growth while making substantial progress to improve our bottom line. With gross margins holding steady at around 20%, we’re effectively optimizing product costs, executing our supply-chain strategy, and improving operational efficiency despite challenging market conditions.”

“Shipments surged to 684,000 units in the first quarter, bringing the total number of vehicles on the road with ECARX technology to over 8.7 million. This growth was fueled by the remarkable success of Geely’s Galaxy brand, which saw sales increase by more than 290% year-over-year in March alone. We secured 8 new project wins under Geely’s new foundational E/E architecture – showcasing our ability to provide high-quality, customized solutions with speed and precision for its next-generation vehicles.”

“Innovation remains as the cornerstone of our strategy, highlighted by our successful integration of intelligent cockpit, driving, and parking capabilities into the Antora® 1000 SPB, which has already passed road testing. We also introduced ECARXperience, our advanced generative in-vehicle HMI system powered by our proprietary AutoGPT AI large model application. These achievements, coupled with our first public offering since listing – securing US$45 million to accelerate our global expansion – position us to capture the tremendous opportunities ahead as we continue to drive the industry’s transition to software-defined, intelligent vehicles and build long-term value for our shareholders.”
First Quarter 2025 Financial Results:
•Total revenue was RMB1,222.4 million (US$168.5 million), up 30% year-over-year (“YoY”).
◦Sales of goods revenue was RMB879.2 million (US$121.2 million), up 16% YoY. The increase in sales revenue was mainly due to a RMB398 million increase attributable to the sales volume of automotive computing platform products, partially offset by a RMB315 million decline from changes in the per unit price. Additionally, there was a RMB45 million increase due to changes in the SoC core modules unit price, partially offset by RMB5 million decline from decreased sales volume.
◦Software license revenue was RMB186.6 million (US$25.7 million), up 148% YoY, primarily driven by an increase in demand for operating software license compared to the same period last year, and a one-time software license revenue recorded during the quarter.
◦Service revenue was RMB156.6 million (US$21.6 million), up 49% YoY, primarily attributable to an increase in the total value of design and development contracts for automotive computing platforms completed during the quarter compared to the same period last year, and overseas cloud and connectivity service revenue growth.
•Total cost of revenue was RMB979.9 million (US$135.0 million), up 34% YoY, primarily driven by an increase in the sales volume of automotive computing platform products and SoC core module, as well as in the software license revenue.
•Gross profit was RMB242.5 million (US$33.5 million), up 19% YoY, which resulted in a gross margin of 20%. The decrease in gross margin (from 22% for the same period in 2024) was primarily due to the pricing strategy implemented to drive penetration rate and automotive computing platform revenue growth, partially offset by a shift in the overall revenue mix compared to the prior year.
•Research and development expenses were RMB251.2 million (US$34.6 million), down 7% YoY, primarily attributable to the improvement in R&D efficiencies and synergies achieved through the reallocation and integration of research and development resources.

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•Selling, general and administrative expenses and others, net were RMB170.2 million (US$23.5 million), down 11% YoY, primarily driven by the continued improvement in global operating efficiencies and lower share-based compensation expenses incurred during the quarter.
•Net loss was RMB196.9 million (US$27.0 million), compared with RMB304.0 million during the same period last year, primarily attributable to the increase in gross profit mainly driven by the increase in software license revenue and service revenue, the reduction in total operating expenses, as well as the decrease in equity investment loss during the quarter, partially offset by an increase in interest expense compared to the same period last year.
•Adjusted EBITDA (non-GAAP) loss was RMB105.4 million (US$14.4 million), compared with adjusted EBITDA (non-GAAP) loss of RMB223.9 million in the same period last year. See “Non-GAAP Financial Measure.”
•Total cash as of March 31, 2025 was RMB933.0 million (US$128.6 million).

Recent Business Development Highlights:
•Expanding Global Footprint and Partnership
◦Over 8.7 million vehicles on the road with ECARX products as of March 31, 2025
◦Secured 8 new project wins under Geely’s new foundational E/E architecture, six of which will see the deployment of the Venado® computing platform, and the other two the Antora® series
◦Developing plans to establish a global supply chain center, and international engineering center in Singapore
◦Partnered with HERE Technologies to launch next-gen in-vehicle navigation system for global automakers

•Technological Advancements and Product Updates
◦Integrated intelligent cockpit, driving, and parking capabilities into the Antora® 1000 SPB and completed road testing
◦Supported the successful launch of Galaxy E8 and Xingyao 8, the first vehicles equipped with Geely’s G-Pilot unified intelligent driving system, integrated with the ECARX Skyland® Pro ADAS solution
◦Powered premium models of FAW - Hongqi Tiangong 05 and 06, both equipped with tailor-made solutions that feature the Antora® 1000 Pro computing platform, customized Hongqi FAW OS built on Cloudpeak® framework, and ECARX AutoGPT to be launched soon through OTA
◦Improved flexibility of ADAS solutions by adding NVIDIA platforms when customer requirements demand higher performance
◦Introduced ECARXperience, an advanced generative in-vehicle HMI system powered by the proprietary AutoGPT AI large model application
# # #
Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Wednesday, April 30, 2025, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/4xajgqrm

To join the earnings call by telephone, participants must preregister at https://register-conf.media-server.com/register/BIbd2a8868ddee40bea98dad6aa2377c64 to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
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About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has around 1,800 employees based in 12 major locations in China, UK, USA, Sweden and Germany. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW Group and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 8.7 million vehicles worldwide.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Translation of results into U.S. dollars
This announcement contains translations of certain Renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare
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the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2024	As of March 31, 2025
Millions, except otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	324.0	839.6	115.7
Restricted cash	43.4	93.4	12.9
Short-term investments	130.5	131.5	18.1
Accounts receivable – third parties, net	221.1	184.4	25.4
Accounts receivable – related parties, net	1,373.8	1,076.5	148.3
Notes receivable	16.8	106.9	14.7
Inventories	233.9	281.1	38.7
Amounts due from related parties	35.4	53.6	7.4
Prepayments and other current assets	452.5	506.7	70.0
Total current assets	2,831.4	3,273.7	451.2

Non-current assets
Long-term investments	15.8	16.4	2.3
Property and equipment, net	160.3	163.8	22.6
Intangible assets, net	309.8	308.4	42.5
Operating lease right-of-use assets	132.7	126.2	17.4
Goodwill	25.7	25.7	3.5
Other non-current assets – third parties	28.3	56.6	7.8
Other non-current assets – related parties	267.3	269.9	37.2
Total non-current assets	939.9	967.0	133.3
Total assets	3,771.3	4,240.7	584.5

LIABILITIES
Current liabilities
Short-term borrowings	1,360.0	1,960.0	270.1
Accounts payable - third parties	1,617.4	1,348.3	185.8
Accounts payable - related parties	512.6	376.1	51.8
Notes payable	142.0	192.0	26.5
Amounts due to related parties	177.9	340.8	47.0
Contract liabilities, current - third parties	6.4	19.2	2.6
Contract liabilities, current - related parties	150.5	156.7	21.6
Operating lease liabilities - current	40.9	42.8	5.9
Convertible notes payable-current	470.6	467.9	64.5
Accrued expenses and other current liabilities	626.6	559.2	77.1
Income tax payable	20.4	19.7	2.7
Total current liabilities	5,125.3	5,482.7	755.6

Non-current liabilities
Contract liabilities, non-current - related parties	37.3	23.0	3.2
Operating lease liabilities, non-current	121.4	117.2	16.2
Warrant liabilities, non-current	8.8	10.4	1.4
Provisions	110.1	110.3	15.2
Other non-current liabilities - third parties	98.0	147.3	20.3
Deferred tax liabilities	15.2	15.6	2.1
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2024	As of March 31, 2025
Millions, except otherwise noted	RMB	RMB	USD
Total non-current liabilities	390.8	423.8	58.4
Total liabilities	5,516.1	5,906.5	814.0

SHAREHOLDERS' DEFICIT
Ordinary shares	—	—	—
Additional paid-in capital	6,214.3	6,543.9	901.8
Treasury shares, at cost	(7.4)	(68.9)	(9.5)
Accumulated deficit	(7,603.0)	(7,791.1)	(1,073.6)
Accumulated other comprehensive loss	(363.5)	(355.7)	(49.0)
Total deficit attributable to ordinary shareholders	(1,759.6)	(1,671.8)	(230.3)
Non-redeemable noncontrolling interests	14.8	6.0	0.8
Total shareholders' deficit	(1,744.8)	(1,665.8)	(229.5)
Liabilities and shareholders' deficit	3,771.3	4,240.7	584.5
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Three Months Ended March 31
	2024	2025	2025
Millions, except share data and per share data, or otherwise noted	RMB	RMB	USD
Revenue
Sales of goods revenue	757.1	879.2	121.2
Software license revenue	75.3	186.6	25.7
Service revenue	105.4	156.6	21.6
Total revenue	937.8	1,222.4	168.5
Cost of goods sold	(622.2)	(796.1)	(109.7)
Cost of software licenses	(22.2)	(104.0)	(14.3)
Cost of services	(89.1)	(79.8)	(11.0)
Total cost of revenue	(733.5)	(979.9)	(135.0)
Gross profit	204.3	242.5	33.5

Research and development expenses	(269.4)	(251.2)	(34.6)
Selling, general and administrative expenses and others, net	(191.8)	(170.2)	(23.5)
Total operating expenses	(461.2)	(421.4)	(58.1)
Loss from operation	(256.9)	(178.9)	(24.6)

Interest income	6.2	5.3	0.7
Interest expense	(21.3)	(34.3)	(4.7)
Share of results of equity method investments	(19.2)	0.5	0.1
Foreign currency exchange gains/(losses)	0.3	(2.8)	(0.4)
Others, net	(13.7)	15.1	2.1
Loss before income taxes	(304.6)	(195.1)	(26.8)
Income tax benefit/(expense)	0.6	(1.8)	(0.2)
Net loss	(304.0)	(196.9)	(27.0)
Net loss attributable to noncontrolling interests	17.5	8.8	1.2
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(286.5)	(188.1)	(25.8)
Net loss	(304.0)	(196.9)	(27.0)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	(17.6)	7.8	1.1
Comprehensive loss	(321.6)	(189.1)	(25.9)
Comprehensive loss attributable to non-redeemable noncontrolling interests	17.5	8.8	1.2
Comprehensive loss attributable to ECARX Holdings Inc.	(304.1)	(180.3)	(24.7)

Loss per ordinary share
–Basic and diluted loss per share, ordinary shares	(0.85)	(0.57)	(0.08)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares	337,897,291	332,595,882

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Unaudited Reconciliation of GAAP and Non-GAAP Results
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Three Months Ended March 31
	2024	2025	2025
Millions, except otherwise noted	RMB	RMB	USD
Net Loss	(304.0)	(196.9)	(27.0)
Interest income	(6.2)	(5.3)	(0.7)
Interest expense	21.3	34.3	4.7
Income tax (benefit)/expense	(0.6)	1.8	0.2
Depreciation of property and equipment	15.2	13.1	1.8
Amortization of intangible assets	25.3	27.6	3.8
EBITDA	(249.0)	(125.5)	(17.2)
Share-based compensation expenses	25.1	20.1	2.8
Adjusted EBITDA	(223.9)	(105.4)	(14.4)
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